                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                 Information to be included in statements filed
                    pursuant to Rule 13D-1(A) and Amendments
                     thereto filed pursuant to Rule 13D-2(A)

                                 Interpool, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    46062R108
                                 (CUSIP Number)

                                David N. Brooks
                 Vice President, General Counsel and Secretary
                          Fortress Investment Group LLC
                           1345 Avenue of the Americas
                            New York, New York 10105
                                 (212) 798-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              Joseph A. Coco, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                Four Times Square
                            New York, New York 10036
                                 (212) 735-3000

                                 April 20, 2007
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [_]

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                           Page 2 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Chariot Acquisition Holding LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40%*
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------

*    Pursuant to the Voting Agreement (as defined below), Chariot (as defined below) may be deemed to have beneficial ownership of 11,769,665 shares of
     Common Stock (as defined below), constituting 40% of the 29,424,163 shares of Common Stock outstanding as of April 17, 2007, as set forth in the
     Merger Agreement (as defined below). Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Chariot that it is the beneficial owner of any of the Common
     Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                           Page 3 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SCT Chassis Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of the Marshall Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

*    Solely in its capacity as the sole managing member of Chariot Acquisition
     Holding LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                           Page 4 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SCT Chassis Holdings LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Republic of the Marshall Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of all the issued and outstanding shares of beneficial interest of SCT Chassis Inc.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                           Page 5 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Fund A) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -3,858,096-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -3,858,096-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     13.11% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 32.78% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                           Page 6 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Fund B) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -1,558,304-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -1,558,304-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.30% (based on 29,424,163 shares of common stock outstanding as of April
     17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 13.24% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                           Page 7 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Fund C) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -369,567-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -369,567-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.26% (based on
     29,424,163 shares of common stock outstanding as of April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 3.14% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                           Page 8 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Fund D) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -2,308,031-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -2,308,031-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.84% (based on 29,424,163 shares of common stock outstanding as of April
     17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 19.61% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                           Page 9 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Fund E) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -270,702-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -270,702-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.92% (based on 29,424,163 shares of common stock outstanding as of April
     17, 2007
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 2.30% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 10 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Fund F) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -121,228-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -121,228-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.41% (based on 29,424,163 shares of common stock outstanding as of April
     17, 2007
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 1.03% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 11 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Fund G) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -145,944-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -145,944-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.50% (based on 29,424,163 shares of common stock outstanding as of April
     17, 2007
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 1.24% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 12 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Coinvestment Fund A) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -1,242,877-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -1,242,877-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.22% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 10.56% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 13 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Coinvestment Fund B) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -761,497-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -761,497-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.59% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 6.47% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 14 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Coinvestment Fund C) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -151,829-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -151,829-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.52% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 1.29% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 15 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Coinvestment Fund D) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -710,888-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -710,888-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     2.42% (based on 29,424,163 shares of common stock outstanding as of April
     17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 6.04% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 16 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Coinvestment Fund F) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -62,379-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -62,379-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.21% (based on 29,424,163 shares of common stock outstanding as of April
     17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 0.53% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 17 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Fund IV (Coinvestment Fund G) L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -209,500-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -209,500-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.71% (based on 29,424,163 shares of common stock outstanding as of April
     17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of 1.78% of the issued and outstanding shares of beneficial interest of SCT Chassis Holdings LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 18 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Fund IV GP L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the general partner of each of Fortress
     Investment Fund IV (Fund A) L.P., Fortress Investment Fund IV (Fund B)
     L.P., Fortress Investment Fund IV (Fund C) L.P., Fortress Investment Fund
     IV (Fund D) L.P., Fortress Investment Fund IV (Fund E) L.P., Fortress
     Investment Fund IV (Fund F) L.P., Fortress Investment Fund IV (Fund G)
     L.P., Fortress Investment Fund IV (Coinvestment Fund A) L.P., Fortress
     Investment Fund IV (Coinvestment Fund B) L.P., Fortress Investment Fund IV
     (Coinvestment Fund C) L.P., Fortress Investment Fund IV (Coinvestment Fund
     D) L.P., Fortress Investment Fund IV (Coinvestment Fund F) L.P. and
     Fortress Investment Fund IV (Coinvestment Fund G) L.P (collectively, the
     "Fund IV Funds").

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 19 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Fund IV GP Holdings Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------

*    Solely in its capacity as the general partner of Fortress Fund IV GP L.P.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 20 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     FIG LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------

*    Solely in its capacity as the investment advisor of each of the Fund IV
     Funds pursuant to management agreements.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 21 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Operating Entity I LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the sole managing member of FIG LLC.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 22 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Operating Entity II LP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     PN
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of all the issued and outstanding shares of beneficial interest of Fortress Fund IV GP Holdings Ltd.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 23 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     FIG Corp.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40% (based on 29,424,163 shares of common stock outstanding as of
     April 17, 2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     CO
--------------------------------------------------------------------------------

*    Solely in its capacity as the general partner of each of Fortress Operating
     Entity I LP and Fortress Operating Entity II LP.

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP No. 46062R108                                          Page 24 of 31 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Fortress Investment Group LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)   (a)  [_]
                          (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER
   SHARES           -0-
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY     8    SHARED VOTING POWER
    EACH            -11,769,665-*
  REPORTING    -----------------------------------------------------------------
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH            -0-
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     -11,769,665-
--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     40% (based on 29,424,163 shares of common stock outstanding as of April 17,
     2007)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
     OO
--------------------------------------------------------------------------------

*    Solely in its capacity as the holder of all the issued and outstanding shares of beneficial interest of FIG Corp.

ITEM 1. SECURITY AND ISSUER.

This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock"), of Interpool, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 211 College Road East, Princeton, NJ 08540.

ITEM 2. IDENTITY AND BACKGROUND.

(a), (b), (c) and (f). This Statement is being filed jointly by Chariot
Acquisition Holding LLC ("Chariot"), SCT Chassis Inc. ("SCT Inc."), SCT Chassis
Holdings LLC ("SCT LLC"), Fortress Investment Fund IV (Fund A) L.P. ("Fund A"),
Fortress Investment Fund IV (Fund B) L.P. ("Fund B"), Fortress Investment Fund
IV (Fund C) L.P. ("Fund C"), Fortress Investment Fund IV (Fund D) L.P. ("Fund
D"), Fortress Investment Fund IV (Fund E) L.P. ("Fund E"), Fortress Investment
Fund IV (Fund F) L.P. ("Fund F"), Fortress Investment Fund IV (Fund G) L.P.
("Fund G"), Fortress Investment Fund IV (Coinvestment Fund A) L.P.
("Coinvestment Fund A"), Fortress Investment Fund IV (Coinvestment Fund B) L.P.
("Coinvestment Fund B"), Fortress Investment Fund IV (Coinvestment Fund C) L.P.
("Coinvestment Fund C"), Fortress Investment Fund IV (Coinvestment Fund D) L.P.
("Coinvestment Fund D"), Fortress Investment Fund IV (Coinvestment Fund F) L.P.
("Coinvestment Fund F"), Fortress Investment Fund IV (Coinvestment Fund G) L.P.
("Coinvestment Fund G"), Fortress Fund IV GP L.P. ("FF IV GP"), Fortress Fund IV
GP Holdings Ltd. ("FF IV GP Holdings"), FIG LLC, Fortress Operating Entity I LP
("FOE I"), Fortress Operating Entity II LP ("FOE II"), FIG Corp. and Fortress
Investment Group LLC ("FIG", and together with Chariot, SCT Inc., SCT LLC, Fund
A, Fund B, Fund C, Fund D, Fund E, Fund F, Fund G, Coinvestment Fund A,
Coinvestment Fund B, Coinvestment Fund C, Coinvestment Fund D, Coinvestment Fund
F, Coinvestment Fund G, FF IV GP, FF IV GP Holdings, FIG LLC, FOE I, FOE II and
FIG Corp., collectively, the "Reporting Persons", and each individually a
"Reporting Person"), pursuant to a joint filing agreement attached hereto as
Exhibit 1.

The business address of each of the Reporting Persons is c/o Fortress Investment
Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, New York 10105.
The principal business of each Reporting Person is real estate-related investments.

Set forth in Annex A attached hereto is a listing of the directors, executive officers, managers, members and general partners, as applicable, of the
Reporting Persons (collectively, the "Covered Persons"), and the business address and present principal occupation or employment of each of the Covered
Persons, and is incorporated herein by reference. Except as set forth in Annex
A, each of the Covered Persons is a United States citizen.

(d) and (e). None of the Reporting Persons, or, to the best of their knowledge, the Covered Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

As described in response to Item 4, the Covered Shares (as defined below) to which this Statement relates have not been purchased by Chariot, and thus no funds were used for such purpose. As an inducement for Chariot to enter into the
Merger Agreement described in Item 4 and in consideration thereof, the Principal
Stockholders (as defined below) entered into the Voting Agreement, dated as of
April 20, 2007 ("Voting Agreement") with Chariot with respect to the Covered
Shares. Chariot did not pay additional consideration to the Principal
Stockholders in connection with the execution and delivery of the Voting
Agreement. For a description of the Voting Agreement, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

ITEM 4. PURPOSE OF TRANSACTION.

As an inducement for Chariot to enter into the Merger Agreement, the Principal
Stockholders entered into the Voting Agreement. The purpose of the Voting
Agreement is to facilitate the consummation of the transactions contemplated by the Merger Agreement.

Merger Agreement

On April 20, 2007, the Issuer entered into an Agreement and Plan of Merger (the
"Merger Agreement"), with Chariot and Chariot Acquisition Sub Inc., a Delaware corporation and wholly-owned subsidiary of Chariot ("Merger Sub"). The Merger
Agreement provides that, pursuant to the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into the Issuer, with the Issuer continuing as the surviving entity (the "Surviving Corporation")
and as a wholly-owned subsidiary of Chariot (the "Merger"). At the effective time of the Merger (the "Effective Time"), each holder of Common Stock will be entitled to receive $27.10 in cash for each share of Common Stock held by such holder. In addition, the Merger Agreement provides (i) that each holder of an outstanding option and/or warrant to purchase shares of Common Stock, whether or not exercisable or vested, will be entitled to receive cash in an amount per share equal to the difference between $27.10 and the exercise price of the option and/or warrant and (ii) that each holder of a restricted stock award granted by the Issuer, whether or not exercisable or vested, will be entitled to receive $27.10 in cash for each share of restricted stock.

The Merger Agreement includes customary representations, warranties and covenants by the Issuer, addressing various aspects of the Issuer and its business, operations, assets and liabilities, and contains restrictions on the taking of specified actions by the Issuer prior to consummation of the Merger, including a restriction prohibiting the Issuer from paying dividends on its
Common Stock, other than the Issuer's regularly scheduled quarterly cash dividend on Common Stock in an amount not to exceed $0.25 per share per quarter.

Consummation of the Merger will be subject to (i) the approval of the Merger
Agreement and the Merger by stockholders of the Issuer holding a majority of the
Issuer's outstanding Common Stock at a special meeting to be called for that purpose, and (ii) satisfaction of other customary closing conditions. The Merger
Agreement sets forth certain termination rights on the part of the Issuer, on the one hand, and Chariot and Merger Sub, on the other hand, including a right of the

Issuer to terminate the Merger Agreement in order to enter into a definitive agreement with a third party making an unsolicited acquisition proposal that the
Issuer's board of directors, in the exercise of its fiduciary duties, determines to be superior to the transaction with Chariot, subject to the Issuer's obligation to pay Chariot a termination fee of $32,500,000 under such circumstances.

Pursuant to the Merger Agreement, (i) the directors of Merger Sub immediately prior to the Effective Time will be, from and after the Effective Time, the directors of the Surviving Corporation, (ii) the officers of the Issuer immediately prior to the Effective Time will be, from and after the Effective
Time, the officers of the Surviving Corporation, (iii) the certificate of incorporation of the Issuer will, at the Effective Time, be amended to read in its entirety as set forth on Exhibit A of the Merger Agreement and, as so amended, will be the certificate of incorporation of the Surviving Corporation, and (iv) the bylaws of Merger Sub in effect immediately prior to the Effective
Time will be, from and after the Effective Time, the bylaws of the Surviving
Corporation.

In connection with the Merger, it is expected that the Common Stock will be delisted from the New York Stock Exchange and will become eligible for termination of registration under the Act.

Voting Agreement

In connection with the execution and delivery of the Merger Agreement, on April
20, 2007, Chariot entered into the Voting Agreement with Martin Tuchman, the
Issuer's Chairman and Chief Executive Officer, and certain other significant stockholders of the Issuer (the "Principal Stockholders"), pursuant to which the
Principal Stockholders agreed to vote (or, if requested, execute consents or proxies with respect to) a number of shares equal to 40% of the outstanding shares of Common Stock entitled to vote or act by written consent in respect of the applicable matter (the "Covered Shares")(1) in favor of the adoption of the
Merger Agreement, at every meeting (or in connection with any action by written consent) of the stockholders of the Issuer at which such matters are considered and at every adjournment or postponement thereof. Further, the Principal
Stockholders agreed to vote the Covered Shares against (i) any merger or merger agreement (other than the Merger and the Merger Agreement), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer, (ii) any amendment of the certificate of incorporation or bylaws of the Issuer or other proposal or transaction involving the Issuer or any if its subsidiaries, which amendment or other transaction would in any manner impede, frustrate, prevent or nullify any provision of the Merger Agreement or change in any manner the voting rights of capital stock of the Issuer, (iii) any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the
Issuer under the Merger Agreement or of such Principal Stockholder under the
Voting Agreement, (iv) any Takeover Proposal (as such term is defined in the
Merger Agreement), and

----------
(1)  In order to equal 40% of the outstanding shares of Common Stock, the number of Covered Shares will change proportionately to any change in the number of outstanding shares of Common Stock.

(v) any action, proposal, transaction or agreement that would reasonably be expected to compete with or would reasonably be expected to interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the
Merger.

In furtherance of the Principal Stockholders' covenants under the Voting
Agreement, the Principal Stockholders agreed, for a period beginning on the date of the Voting Agreement and continuing until the earlier to occur of the
Effective Time and the termination of the Voting Agreement in accordance with its terms, to deliver (or cause to be delivered) to Chariot upon request a proxy authorizing the Covered Shares to be voted in accordance with the provisions of the Voting Agreement. On April 20, 2007, Martin Tuchman, Princeton International
Properties, Inc. and Kingstone Capital Group, LLC executed and delivered such a proxy to Chariot.

Subject to the terms of the Voting Agreement, for a period beginning on the date of the Voting Agreement and continuing until the earlier of the Effective Time and the termination of the Voting Agreement in accordance with its terms, the
Principal Stockholders also agreed not to transfer, or enter into any agreement with respect to a transfer of, any of the Covered Shares or any interest therein. Subject to the terms of the Voting Agreement, during the term of the
Voting Agreement, the Principal Stockholders agreed not to (i) grant any proxies, options or rights of first offer or refusal with respect to any of the
Covered Shares, (ii) permit any such Covered Shares to become subject to, any new pledges, liens, preemptive rights, security interests, claims, charges or other encumbrances or arrangements or (iii) enter into any voting agreement, voting trust or other voting arrangement with respect to any of the Covered
Shares.

The Voting Agreement terminates upon the earlier of (i) the Effective Time, (ii)
notice by Chariot to the Principal Stockholders, and (iii) termination of the
Merger Agreement for any reason.

The foregoing descriptions of the Merger Agreement and the Voting Agreement are
qualified in their entirety by reference to the full text of such agreements.
The Merger Agreement and the Voting Agreement are filed as Exhibit 2 and Exhibit
3, respectively, and are incorporated herein by reference.

Except as set forth in this Statement, the Voting Agreement and the Merger
Agreement, none of the Reporting Persons nor, to the knowledge of such Reporting
Persons, any person named in Annex A has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). For the reasons set forth below, based on 29,424,163 shares of
Common Stock outstanding as of April 17, 2007, as set forth in the Merger
Agreement, (i) each of Chariot, SCT Inc., SCT LLC, FF IV GP, FF IV GP Holdings,
FIG LLC, FOE I, FOE II, FIG Corp. and FIG may be deemed to beneficially own
11,769,665 shares, or 40%, of the outstanding Common Stock, (ii) Fund A may be deemed to beneficially own 3,858,096 shares, or 13.11%, of the outstanding
Common Stock, (iii) Fund B may be deemed to beneficially own 1,558,304 shares, or 5.30%, of the outstanding Common Stock, (iv) Fund C may be deemed to beneficially own 369,567 shares, or 1.26%, of the outstanding Common Stock, (v)
Fund D may be deemed to

beneficially own 2,308,031 shares, or 7.84%, of the outstanding Common Stock,
(vi) Fund E may be deemed to beneficially own 270,702 shares, or 0.92%, of the outstanding Common Stock, (vii) Fund F may be deemed to beneficially own 121,228 shares, or 0.41%, of the outstanding Common Stock, (viii) Fund G may be deemed to beneficially own 145,944 shares, or 0.50%, of the outstanding Common Stock,
(ix) Coinvestment Fund A may be deemed to beneficially own 1,242,877 shares, or
4.22%, of the outstanding Common Stock, (x) Coinvestment Fund B may be deemed to beneficially own 761,497 shares, or 2.59%, of the outstanding Common Stock, (xi)
Coinvestment Fund C may be deemed to beneficially own 151,829 shares, or 0.52%, of the outstanding Common Stock, (xii) Coinvestment Fund D may be deemed to beneficially own 710,888 shares, or 2.42%, of the outstanding Common Stock,
(xiii) Coinvestment Fund F may be deemed to beneficially own 62,379 shares, or
0.21%, of the outstanding Common Stock, and (xiv) Coinvestment Fund G may be
deemed to beneficially own 209,500 shares, or 0.71%, of the outstanding Common
Stock.

None of the Reporting Persons directly own any Common Stock. However, (i)
pursuant to the Voting Agreement, Chariot may be deemed to have beneficial ownership of 40% of the Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreement, (ii) SCT Inc. has the ability to direct the management of Chariot's business and affairs as the holder of all issued and outstanding shares of beneficial interest of Chariot, (iii) SCT LLC has the ability to direct the management of SCT Inc.'s business and affairs as the holder of all issued and outstanding shares of beneficial interest of SCT Inc.,
(iv) Fund A is the holder of 32.78% of the issued and outstanding shares of beneficial interest of SCT LLC, (v) Fund B is the holder of 13.24% of the issued and outstanding shares of beneficial interest of SCT LLC, (vi) Fund C is the holder of 3.14% of the issued and outstanding shares of beneficial interest of
SCT LLC, (vii) Fund D is the holder of 19.61% of the issued and outstanding shares of beneficial interest of SCT LLC, (viii) Fund E is the holder of 2.30%
of the issued and outstanding shares of beneficial interest of SCT LLC, (ix)
Fund F is the holder of 1.03% of the issued and outstanding shares of beneficial interest of SCT LLC, (x) Fund G is the holder of 1.24% of the issued and outstanding shares of beneficial interest of SCT LLC, (xi) Coinvestment Fund A is the holder of 10.56% of the issued and outstanding shares of beneficial interest of SCT LLC, (xii) Coinvestment Fund B is the holder of 6.47% of the issued and outstanding shares of beneficial interest of SCT LLC, (xiii)
Coinvestment Fund C is the holder of 1.29% of the issued and outstanding shares of beneficial interest of SCT LLC, (xiv) Coinvestment Fund D is the holder of
6.04% of the issued and outstanding shares of beneficial interest of SCT LLC,
(xv) Coinvestment Fund F is the holder of 0.53% of the issued and outstanding shares of beneficial interest of SCT LLC, (xvi) Coinvestment Fund G is the holder of 1.78% of the issued and outstanding shares of beneficial interest of
SCT LLC, (xvii) FF IV GP has the ability to direct the management of each of the
Fund IV Funds' business and affairs as the general partner of each of the Fund
IV Funds, (xviii) FF IV GP Holdings has the ability to direct the management of
FF IV GP's business and affairs as the general partner of FF IV GP, (xix) FIG
LLC has the ability to direct the management of each of the Fund IV Funds'
business and affairs as the investment advisor of each of the Fund IV Funds pursuant to management agreements, (xx) FOE I has the ability to direct the management of FIG LLC's business and affairs as the sole managing member of FIG
LLC, (xxi) FOE II has the ability to direct the management of FF IV GP Holdings'
business and affairs as the holder of all issued and outstanding shares of beneficial interest of FF IV GP Holdings, (xxii) FIG Corp. has the ability to direct the management of each of FOE I's and FOE II's business and affairs as the general partner of each of FOE I and FOE II, and (xxiii) FIG has the ability to direct the management of FIG Corp.'s business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIG Corp.

Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Reporting Person. To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any Common Stock. However, by reason of their status as a manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of the Common Stock beneficially owned by such
Reporting Person. The Reporting Persons have been advised that each of the
Covered Persons disclaims beneficial ownership of the shares of the Common Stock beneficially owned by such Reporting Persons.

With respect to such shares of the Common Stock: (i) none of the Reporting
Persons has the sole power to vote or to direct the vote, or to dispose or to direct the disposition, of such shares of the Common Stock; (ii) none of the
Reporting Persons has the shared power to dispose or to direct the disposition of such shares of the Common Stock; and (iii) each of the Reporting Persons may be deemed to have the shared power to vote or to direct the vote of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own (as indicated above).

(c). Except for the Merger Agreement and the Voting Agreement, and the
transactions contemplated by those agreements, none of the Reporting Persons nor, to their knowledge, any Covered Person has effected any transaction in the
Common Stock during the past 60 days.

(d). To the knowledge of the Reporting Persons, no other person has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Covered Shares.

(e). Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

Other than as described in Items 3, 4 and 5, to the knowledge of the Reporting
Persons, there are no contracts, arrangements, understandings or relationships
(legal or otherwise) between any of the persons named in Item 2 and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of the Issuer.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

Exhibit
 Number   Exhibit Name
-------   ----------------------------------------------------------------------
1.        Joint Filing Agreement, dated as of April 30, 2007, by and between
          Chariot Acquisition Holding LLC, SCT Chassis Inc., SCT Chassis
          Holdings LLC, Fortress Investment Fund IV (Fund A) L.P., Fortress
          Investment Fund IV (Fund B) L.P., Fortress Investment Fund IV (Fund C)
          L.P., Fortress Investment Fund IV (Fund D) L.P., Fortress Investment
          Fund IV (Fund E) L.P., Fortress Investment Fund IV (Fund F) L.P.,
          Fortress Investment Fund IV (Fund G) L.P., Fortress Investment Fund IV
          (Coinvestment Fund A) L.P., Fortress Investment Fund IV (Coinvestment
          Fund B) L.P., Fortress Investment Fund IV (Coinvestment Fund C) L.P.,
          Fortress Investment Fund IV (Coinvestment Fund D) L.P., Fortress
          Investment Fund IV (Coinvestment Fund F) L.P., Fortress Investment
          Fund IV (Coinvestment Fund G) L.P., Fortress Fund IV GP L.P., Fortress
          Fund IV GP Holdings Ltd., FIG LLC, Fortress Operating Entity I LP,
          Fortress Operating Entity II LP, FIG Corp. and Fortress Investment
          Group LLC.

2.        Agreement and Plan of Merger, dated as of April 20, 2007 by and among
          Chariot Acquisition Holding LLC, Chariot Acquisition Sub Inc. and
          Interpool, Inc. (incorporated herein by reference to Exhibit 2 to the
          Current Report on Form 8-K filed by Interpool, Inc. on April 23,
          2007).

3.        Voting Agreement, dated as of April 20, 2007 by and among Chariot
          Acquisition Holding LLC and certain stockholders of Interpool, Inc.
          signatory thereto (incorporated herein by reference to Exhibit 4 to the Current Report on Form 8-K filed by Interpool, Inc. on April 23,
          2007).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2007

                                        CHARIOT ACQUISITION HOLDING LLC

                                        By: /s/ Randal A. Nardone
                                            ------------------------------------
                                            Name: Randal A. Nardone
                                            Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2007

                                        SCT CHASSIS INC.

                                        By: /s/ Randal A. Nardone
                                            ------------------------------------
                                            Name: Randal A. Nardone
                                            Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 2007

                                        SCT CHASSIS HOLDINGS LLC

                                        By: /s/ Randal A. Nardone
                                            ------------------------------------
                                            Name: Randal A. Nardone
                                            Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                           FORTRESS INVESTMENT FUND IV
                                           (FUND A) L.P.

                                           By: FORTRESS FUND IV GP L.P.
                                                  its general partner

                                           By: FORTRESS FUND IV GP HOLDINGS LTD.
                                                  its general partner

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Name: Randal A. Nardone
                                               Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                           FORTRESS INVESTMENT FUND IV
                                           (FUND B) L.P.

                                           By: FORTRESS FUND IV GP L.P.
                                                  its general partner

                                           By: FORTRESS FUND IV GP HOLDINGS LTD.
                                                  its general partner

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Name: Randal A. Nardone
                                               Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                           FORTRESS INVESTMENT FUND IV
                                           (FUND C) L.P.

                                           By: FORTRESS FUND IV GP L.P.
                                                  its general partner

                                           By: FORTRESS FUND IV GP HOLDINGS LTD.
                                                  its general partner

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Name: Randal A. Nardone
                                               Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                           FORTRESS INVESTMENT FUND IV
                                           (FUND D) L.P.

                                           By: FORTRESS FUND IV GP L.P.
                                                  its general partner

                                           By: FORTRESS FUND IV GP HOLDINGS LTD.
                                                  its general partner

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Name: Randal A. Nardone
                                               Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                           FORTRESS INVESTMENT FUND IV
                                           (FUND E) L.P.

                                           By: FORTRESS FUND IV GP L.P.
                                                  its general partner

                                           By: FORTRESS FUND IV GP HOLDINGS LTD.
                                                  its general partner

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Name: Randal A. Nardone
                                               Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                           FORTRESS INVESTMENT FUND IV
                                           (FUND F) L.P.

                                           By: FORTRESS FUND IV GP L.P.
                                                  its general partner

                                           By: FORTRESS FUND IV GP HOLDINGS LTD.
                                                  its general partner

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Name: Randal A. Nardone
                                               Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                           FORTRESS INVESTMENT FUND IV
                                           (FUND G) L.P.

                                           By: FORTRESS FUND IV GP L.P.
                                                  its general partner

                                           By: FORTRESS FUND IV GP HOLDINGS LTD.
                                                  its general partner

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Name: Randal A. Nardone
                                               Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                           FORTRESS INVESTMENT FUND IV
                                           (COINVESTMENT FUND A) L.P.

                                           By: FORTRESS FUND IV GP L.P.
                                                  its general partner

                                           By: FORTRESS FUND IV GP HOLDINGS LTD.
                                                  its general partner

                                           By: /s/ Randal A. Nardone
                                               ---------------------------------
                                               Name: Randal A. Nardone
                                               Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS INVESTMENT FUND IV
                                       (COINVESTMENT FUND B) L.P.

                                       By: FORTRESS FUND IV GP L.P.
                                              its general partner

                                       By: FORTRESS FUND IV GP HOLDINGS LTD.
                                              its general partner

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS INVESTMENT FUND IV
                                       (COINVESTMENT FUND C) L.P.

                                       By: FORTRESS FUND IV GP L.P.
                                              its general partner

                                       By: FORTRESS FUND IV GP HOLDINGS LTD.
                                              its general partner

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS INVESTMENT FUND IV
                                       (COINVESTMENT FUND D) L.P.

                                       By: FORTRESS FUND IV GP L.P.
                                              its general partner

                                       By: FORTRESS FUND IV GP HOLDINGS LTD.
                                              its general partner

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS INVESTMENT FUND IV
                                       (COINVESTMENT FUND F) L.P.

                                       By: FORTRESS FUND IV GP L.P.
                                              its general partner

                                       By: FORTRESS FUND IV GP HOLDINGS LTD.
                                              its general partner

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS INVESTMENT FUND IV
                                       (COINVESTMENT FUND G) L.P.

                                       By: FORTRESS FUND IV GP L.P.
                                              its general partner

                                       By: FORTRESS FUND IV GP HOLDINGS LTD.
                                              its general partner

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS FUND IV GP L.P.

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS FUND IV GP HOLDINGS LTD.

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FIG LLC

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS OPERATING ENTITY I LP

                                       By: FIG CORP.
                                              its general partner

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS OPERATING ENTITY II LP

                                       By:  FIG CORP.
                                              its general partner

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FIG CORP.

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2007

                                       FORTRESS INVESTMENT GROUP LLC

                                       By: /s/ Randal A. Nardone
                                           -------------------------------------
                                           Name: Randal A. Nardone
                                           Title: Authorized Signatory

                                     ANNEX A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
                          FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the holder of all the issued and outstanding shares of beneficial interest of FIG Corp., are listed below. Unless otherwise indicated below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Wesley R. Edens        Chief Executive Officer and Chairman of the Board of
                       Directors of Fortress Investment Group LLC

Peter L. Briger, Jr.   President and Director of Fortress Investment Group LLC

Robert I. Kauffman     President - Europe and Director of Fortress Investment
                       Group LLC

Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC

Michael E. Novogratz   President and Director of Fortress Investment Group LLC

Daniel N. Bass         Chief Financial Officer of Fortress Investment Group LLC

David N. Brooks        Vice President, General Counsel and Secretary of Fortress
                       Investment Group LLC.

Fredric B. Garonzik    Advisory Director to the Asian Special Opportunities Fund
                       at Goldman, Sachs. Goldman, Sachs' address is 85 Broad
                       Street, New York, NY 10004.

Richard N. Haass       President of the Council on Foreign Relations. The
                       Council on Foreign Relations' address is The Harold Pratt
                       House, 58 East 68th Street, New York, NY 10021.

Douglas L. Jacobs      Director of ACA Capital Holdings, Inc. ACA Capital
                       Holdings, Inc.'s address is 140 Broadway, New York, NY
                       10005.

Daniel H. Mudd         President and Chief Executive Officer of Fannie Mae.
                       Fannie Mae's address is 3900 Wisconsin Avenue, NW,
                       Washington, DC 20016.

Howard Rubin           Director of Capstead Mortgage Corporation, Deerfield
                       Triarc Capital Corp. and GateHouse Media. Capstead
                       Mortgage Corporation's address is 8401 North Central
                       Expressway, Suite 800, Dallas, TX 75225. Deerfield Triarc
                       Capital Corp.'s address is 6250 N. River Road, 9th Floor,
                       Rosemont, IL 60018. GateHouse Media's address is 350
                       Willowbrook Office Park, Fairport, NY 14450.

Takumi Shibata         Chief Executive Officer of the Asset Management Division
                       of Nomura Holdings, Inc. Nomura Holdings, Inc.'s address
                       is 9-1, Nihonbashi 1-chome, Chuo-ku, TKY 103-8645, Japan.
                       Mr. Shibata is a citizen of Japan.

                  DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

The name and principal occupation of each of the directors and executive officers of FIG Corp., the general partner of Fortress Operating Entity I LP and
Fortress Operating Entity II LP, are

listed below. The principal business address of each of the directors and executive officers of FIG Corp. is 1345 Avenue of the Americas, 46th Floor, New
York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Wesley R. Edens        Chief Executive Officer and Chairman of the Board of
                       Directors of Fortress Investment Group LLC

Peter L. Briger, Jr.   President and Director of Fortress Investment Group LLC

Robert I. Kauffman     President - Europe and Director of Fortress Investment
                       Group LLC

Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC

Michael E. Novogratz   President and Director of Fortress Investment Group LLC

Daniel N. Bass         Chief Financial Officer of Fortress Investment Group LLC

David N. Brooks        Vice President, General Counsel and Secretary of Fortress
                       Investment Group LLC

            GENERAL PARTNER OF EACH OF FORTRESS OPERATING ENTITY I LP
                       AND FORTRESS OPERATING ENTITY II LP

The name of the general partner of each of Fortress Operating Entity I LP, the sole managing member of FIG LLC, and Fortress Operating Entity II LP, the holder of all the issued and outstanding shares of beneficial interest of Fortress Fund
IV GP Holdings Ltd., is FIG Corp. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of each of the directors and executive officers of
FIG Corp. is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Wesley R. Edens        Chief Executive Officer and Chairman of the Board of
                       Directors of Fortress Investment Group LLC

Peter L. Briger, Jr.   President and Director of Fortress Investment Group LLC

Robert I. Kauffman     President - Europe and Director of Fortress Investment
                       Group LLC

Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC

Michael E. Novogratz   President and Director of Fortress Investment Group LLC

Daniel N. Bass         Chief Financial Officer of Fortress Investment Group LLC

David N. Brooks        Vice President, General Counsel and Secretary of Fortress
                       Investment Group LLC

                          MEMBER AND MANAGER OF FIG LLC

The sole managing member of FIG LLC, the investment advisor of each of the Fund
IV Funds, is Fortress Operating Entity I LP. The name of the general partner of
Fortress Operating Entity I LP is FIG Corp. The name and principal occupation of each of the directors and executive officers of FIG Corp. are listed below. The principal business address of each of the directors and executive officers of
FIG Corp. is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Wesley R. Edens        Chief Executive Officer and Chairman of the Board of
                       Directors of Fortress Investment Group LLC

Peter L. Briger, Jr.   President and Director of Fortress Investment Group LLC

Robert I. Kauffman     President - Europe and Director of Fortress Investment
                       Group LLC

Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC

Michael E. Novogratz   President and Director of Fortress Investment Group LLC

Daniel N. Bass         Chief Financial Officer of Fortress Investment Group LLC

David N. Brooks        Vice President, General Counsel and Secretary of Fortress
                       Investment Group LLC

           DIRECTORS AND OFFICERS OF FORTRESS FUND IV GP HOLDINGS LTD.

The name and principal occupation of each of the directors and officers of
Fortress Fund IV GP Holdings Ltd., the general partner of Fortress Fund IV GP
L.P., are listed below. The principal business address of each of the directors and officers of Fortress Fund IV GP Holdings Ltd. is 1345 Avenue of the
Americas, 46th Floor, New York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Wesley R. Edens        Chief Executive Officer and Chairman of the Board of
                       Directors of Fortress Investment Group LLC

Robert I. Kauffman     President - Europe and Director of Fortress Investment
                       Group LLC

Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC

Jeffrey R. Rosenthal   Chief Financial Officer of Fortress Investment Group's
                       Private Equity Funds

David N. Brooks        Vice President, General Counsel and Secretary of Fortress
                       Investment Group LLC

                   GENERAL PARTNER OF FORTRESS FUND IV GP L.P.

The name of the general partner of Fortress Fund IV GP L.P., the general partner of each of the Fund IV Funds, is Fortress Fund IV GP Holdings Ltd. The name and principal occupation of each of the directors and officers of Fortress Fund IV
GP Holdings Ltd. are listed below. The principal business address of each of the directors and officers of Fortress Fund IV GP Holdings Ltd. is 1345 Avenue of
the Americas, 46th Floor, New York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Wesley R. Edens        Chief Executive Officer and Chairman of the Board of
                       Directors of Fortress Investment Group LLC

Robert I. Kauffman     President - Europe and Director of Fortress Investment
                       Group LLC

Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC

Jeffrey R. Rosenthal   Chief Financial Officer of Fortress Investment Group's
                       Private Equity

                       Funds

David N. Brooks        Vice President, General Counsel and Secretary of Fortress
                       Investment Group LLC

 GENERAL PARTNER OF EACH OF FORTRESS INVESTMENT FUND IV (FUND A) L.P., FORTRESS
  INVESTMENT FUND IV (FUND B) L.P., FORTRESS INVESTMENT FUND IV (FUND C) L.P.,
FORTRESS INVESTMENT FUND IV (FUND D) L.P., FORTRESS INVESTMENT FUND IV (FUND E)
  L.P., FORTRESS INVESTMENT FUND IV (FUND F) L.P., FORTRESS INVESTMENT FUND IV
(FUND G) L.P., FORTRESS INVESTMENT FUND IV (COINVESTMENT FUND A) L.P., FORTRESS
   INVESTMENT FUND IV (COINVESTMENT FUND B) L.P., FORTRESS INVESTMENT FUND IV
  (COINVESTMENT FUND C) L.P., FORTRESS INVESTMENT FUND IV (COINVESTMENT FUND D)
    L.P., FORTRESS INVESTMENT FUND IV (COINVESTMENT FUND F) L.P. AND FORTRESS
                  INVESTMENT FUND IV (COINVESTMENT FUND G) L.P.

The name of the general partner of each of the Fund IV Funds, which collectively hold all of the issued and outstanding shares of beneficial interest of SCT
Chassis Holdings LLC, is Fortress Fund IV GP L.P. The name of the general partner of Fortress Fund IV GP L.P. is Fortress Fund IV GP Holdings Ltd. The
name and principal occupation of each of the directors and officers of Fortress
Fund IV GP Holdings Ltd. are listed below. The principal business address of each of the directors and officers of Fortress Fund IV GP Holdings Ltd. is 1345
Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Wesley R. Edens        Chief Executive Officer and Chairman of the Board of
                       Directors of Fortress Investment Group LLC

Robert I. Kauffman     President - Europe and Director of Fortress Investment
                       Group LLC

Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC

Jeffrey R. Rosenthal   Chief Financial Officer of Fortress Investment Group's
                       Private Equity Funds

David N. Brooks        Vice President, General Counsel and Secretary of Fortress
                       Investment Group LLC

                      OFFICERS OF SCT CHASSIS HOLDINGS LLC

The name and principal occupation of each of the officers of SCT Chassis
Holdings LLC, the holder of all the issued and outstanding shares of beneficial interest of SCT Chassis Inc., are listed below. The principal business address of each of the officers of SCT Chassis Holdings LLC is 1345 Avenue of the
Americas, 46th Floor, New York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC

Jeffrey R. Rosenthal   Chief Financial Officer of Fortress Investment Group's
                       Private Equity

                       Funds

Joseph P. Adams Jr.    Managing Director of Fortress Investment Group LLC

Jonathan Atkeson       Vice President of Fortress Investment Group LLC

Stacey L. Sayetta      Vice President of Fortress Investment Group LLC

                   DIRECTORS AND OFFICERS OF SCT CHASSIS INC.

The name and principal occupation of each of the directors and officers of SCT
Chassis Inc., the sole managing member of Chariot Acquisition Holding LLC, are listed below. The principal business address of each of the directors and officers of SCT Chassis Inc. is 1345 Avenue of the Americas, 46th Floor, New
York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Wesley R. Edens        Chief Executive Officer and Chairman of the Board of
                       Directors of Fortress Investment Group LLC
Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC
Jeffrey R. Rosenthal   Chief Financial Officer of Fortress Investment Group's
                       Private Equity Funds
Joseph P. Adams Jr.    Managing Director of Fortress Investment Group LLC

             MANAGERS AND MEMBER OF CHARIOT ACQUISITION HOLDING LLC

The sole managing member of Chariot Acquisition Holding LLC, party to the Voting
Agreement, is SCT Chassis Inc. The name and principal occupation of each of the managers of Chariot Acquisition Holding LLC are listed below. The principal business address of each of the managers of Chariot Acquisition Holding LLC is
1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME                   PRINCIPAL OCCUPATION
--------------------   ---------------------------------------------------------
Wesley R. Edens        Chief Executive Officer and Chairman of the Board of
                       Directors of Fortress Investment Group LLC

Randal A. Nardone      Chief Operating Officer and Director of Fortress
                       Investment Group LLC

Joseph P. Adams Jr.    Managing Director of Fortress Investment Group LLC